Name & Address of Seller	Title of shares	Date	Shares Sold	Gross Proceeds
Charles & Helen Schwab TTEE	COMMON	11/18/2022	83,975	$ 6,689,492.00
C & H Schwab Living Tr	COMMON	2/6/2023	62,890	$ 5,032,552.14
C/O The Charles Schwab Corp				
3000 Schwab Way				
Westlake, TX 76262				
C & H Schwab Foundation	COMMON	11/11/2022	64,100	$ 5,018,312.08
Charles Schwab as Agent	COMMON	11/21/2022	62,895	$ 5,022,637.46
C/O The Charles Schwab Corp				
3000 Schwab Way				
Westlake, TX 76262				
Charles R Schwab Partner	COMMON	11/11/2022	48,075	$ 3,763,248.50
HOS MBS INVESTMENTS LP	COMMON	11/18/2022	48,075	$ 3,829,687.00
A PARTNERSHIP	COMMON	2/3/2023	64,515	$ 5,145,871.24
C/O The Charles Schwab Corp	COMMON	2/6/2023	62,890	$ 5,037,306.62
3000 Schwab Way				
Westlake, TX 76262				
Charles R Schwab TTEE	COMMON	2/1/2023	121,066	$ 9,424,140.64
C & H Schwab Liv Tr				
C/O The Charles Schwab Corp				
3000 Schwab Way				
Westlake, TX 76262				
Charles R Schwab Partner	COMMON	2/3/2023	64,515	$ 5,145,871.24
HOS CSP INVESTMENTS LP	COMMON	2/6/2023	62,890	$ 5,037,306.62
A PARTNERSHIP	COMMON	2/7/2023	62,890	$ 5,128,679.50
C/O The Charles Schwab Corp				
3000 Schwab Way				
Westlake, TX 76262				